1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 11, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC June 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – July 11, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for June 2016: On a consolidated basis, revenues for June 2016 were approximately NT$81.39 billion, an increase of 10.6 percent from May 2016 and an increase of 35.8 percent from June 2015. Revenues for January through June 2016 totaled NT$425.31 billion, a decrease of 0.5 percent compared to the same period in 2015.

TSMC June Revenue Report (Consolidated):

							(Unit: NT$ million)
Period	June 2016	May 2016	M-o-M Increase (Decrease) %	June 2015	Y-o-Y Increase (Decrease) %	January to June 2016	January to June 2015	Y-o-Y Increase (Decrease) %
Net Revenues	81,391	73,576	10.6	59,955	35.8	425,305	427,474	(0.5)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2016.

1. Sales volume (in NT$ thousands)

Period	Items	2016	2015
June	Net sales	81,390,752	59,955,479
Jan. - June	Net sales	425,305,207	427,473,896

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	39,758,369	1,700,825

*	The borrower is TSMC Nanjing, which is TSMC’s subsidiary.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	319,993,277	39,811,825

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	28,084,765	13,452,895	—
	Mark to Market Profit/Loss	33,917	55,509	—
	Unrealized Profit/Loss	73,145	55,509	—
Expired Contracts	Notional Amount	214,621,318	—	17,855,900
	Realized Profit/Loss	2,797,944	—	(76,691)
Equity price linked product (Y/N)		N	N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	5,915,596
	Mark to Market Profit/Loss	(51,764)
	Unrealized Profit/Loss	(27,980)
Expired Contracts	Notional Amount	39,171,834
	Realized Profit/Loss	(81,064)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	485,252
	Mark to Market Profit/Loss	1,259
	Unrealized Profit/Loss	2,906
Expired Contracts	Notional Amount	2,035,009
	Realized Profit/Loss	9,492
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,610,050
	Mark to Market Profit/Loss	5,563
	Unrealized Profit/Loss	5,563
Expired Contracts	Notional Amount	—
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(6,492)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	322,830
	Mark to Market Profit/Loss	379,855
	Unrealized Profit/Loss	(6,014)
Expired Contracts	Notional Amount	823,217
	Realized Profit/Loss	(9,534)
Equity price linked product (Y/N)		N